SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939
Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), pursuant to CVM Resolution 44/21, hereby announces that Roberto Simões will leave the position of Chief Executive Officer, from January 1, 2023, with Novonor, as the controlling shareholder of the Company, appointed Roberto Bischoff to assume the CEO position. On the same date, Roberto Simões will also leave the position of member of the Company's Board of Directors, remaining in the exercise of his duties, including supporting the transition, until December 31, 2022.

During the 3 years of leadership of the current CEO, the Company delivered record-high EBITDA of R$ 30.3 billion in 2021, expanded the importance of the company's performance in Circular Economy, developing a new vision and strategy of the future for the business, and reached historical records in the company's image and reputation, in the safety of people and processes, in compliance, as well as strengthening governance practices, innovation & technology and initiatives related to diversity, equity and inclusion.

The new CEO, Roberto Bischoff, has a degree in mechanical engineering and has a deep knowledge of the petrochemical sector, having worked at Braskem from 1979 to 2019, in several programs, among them as a leader of (i) Ipiranga Petroquímica in the integration with Braskem's operations; (ii) the Polyethylene and Vinyl business; (iii) the implementation of the Ethylene XXI Project; (iv) the JV with Idesa in Mexico; (v) the Company's business in Latin America; and (vi) the department of competitiveness and productivity. Roberto Bischoff is currently CEO of Ocyan, an Oil & Gas company controlled by Novonor.

The nomination of Roberto Bischoff as CEO will be formally submitted to Braskem’ s Board of Directors for approval.

Braskem and its team members thanks Roberto Simões for the inspiring leadership over the past years.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, November 28, 2022.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.